May 1, 2007

Mail Stop 4561

Dennis Michael Nouri
President and Chief Executive Officer
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, NC 27713

   RE: **Smart Online, Inc.**
     Registration Statement on Form S-1
     Filed April 3, 2007
     File number 333-141853

     Annual Report on Form 10-K
     For the Year Ended December 31, 2006
     Filed March 30, 2007
     File number 1-32634

Dear Mr. Nouri:

   We have limited our review of your filings to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Cover Page

  1. Please see Rule 421(d) of Regulation C of the Securities Act of 1933, as amended, and Securities Act Release No. 33-7497 dated January 28, 1998 regarding our plain English principles. Please revise your prospectus cover page to clearly and

concisely provide the information required by Item 501 of Regulation S-K. Detailed discussion of the transactions in which these shareholders obtained their shares should be set forth in the selling securityholders section of the prospectus.

2. In the first paragraph, you refer to an "indeterminate number of additional shares of common stock…effected without the receipt of consideration…pursuant to Rule 416 under the Securities Act." Your reference to "effected without the receipt of consideration" is not a concept within the meaning of Rule 416. Please revise.

Selling Security Holders, page 12

3. Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. We may have further comments.

4. For each selling shareholder entity such as Juliani Ltd., The Blueline Fund, Atlas Capital, S.A., Candis Boyer Trust, Berkley Financial Services, Ltd., Perkins Holdings, LLC, Hare & Co., Magnetar Capital Master Fund, Ltd., and Canaccord Adams, Inc., that is not a natural person, please identify the natural persons who exercise voting and/or dispositive power over the securities. See CF Telephone Interpretation I. 60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

Part II
Undertakings, page II-8

5. Please provide the undertaking specified by Item 512(h) of Regulation S-K.

Form 10-K
Item 9A. Controls and Procedures, page 37

6. We note that you state that your disclosure procedures and controls were not effective for the reasons enumerated under the caption, "Changes in Internal Controls Over Financial Reporting." We note that the list contains a number of changes that were made in the year ended December 31, 2005. Please advise which of those changes were applicable to the year ended December 31, 2006 and, specifically, disclose whether any of the 2006 changes resulting from these "significant deficiencies" had a material effect upon your financial statements and related disclosure.

<u>Changes in Internal Control Over Financial Reporting, page 37</u>

7. Please discuss the timetable for the remediation of the "significant deficiencies" and whether there are any material costs to Smart Online of such remediation.

8. In this regard, please also include a separate risk factor regarding these "significant deficiencies" rather than subsuming the disclosure in a risk factor regarding the compliance with new regulations governing corporate governance being uncertain and expensive.

**********************************

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please respond to these comments regarding your Form 10-K within 10 business days or advise us when we may expect to receive such response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: James W. Gayton
      Smart Online, Inc.
      2530 Meridian Parkway, 2nd Floor
      Durham, NC 27713
      Facsimile number: (919) 765-5020